BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

August 25, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”)

Filed on April 8, 2016

File No. 000-51469

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 11, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Segment Revenues, page 88

1.	We note your response to prior comment 1. We further note your disclosures on page 75 that you “recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through.” As such, it appears that cost per click in combination with the number of clicks has a direct impact on P4P search revenues. Please tell us what consideration was given to qualitatively discussing and quantifying, if practicable, the extent to which P4P revenue fluctuations are attributable to changes in average pricing and volume for each period presented. Please refer to Item 5.A.1 of Form 20-F.

The Company respectfully advises the Staff that the paragraph on page 75 of the 2015 20-F describes the revenue recognition mechanism of the Company’s P4P service at the transaction level; however, the movement of average price per click would not be indicative of the Company’s revenue movement. The Company considers the number of online marketing customers and average revenue per customer as primary drivers of its business and continuously monitors and discloses these metrics. The Company has invested in its sales force network in order to proactively expand and service its customer base. The growing customer base, enhanced service offerings and improved return of investment (ROI) contribute to the increase of marketing spending of the customers and are considered key drivers of the Company’s revenue growth.

Average price per click and volume of paid clicks metrics are not as directly relevant compared to the number of online marketing customers and average revenue per customer. While the Company proactively works to grow the customer base and average revenue per customer, paid clicks and average price per click are impacted by a variety of factors not directly under the Company’s control. Paid clicks depends on factors such as overall traffic growth, user queries, and are affected by seasonality, events and incidents, the content of sponsored links, as well as the Company’s ranking algorithm and search results relevancy. Average price per click is largely related to customers’ intended budget, bidding intensity of keywords, and the pool of keyword options.

The Company has observed that search markets outside of China globally deploy a customer “self-serve” model. By contrast, due to the sizeable base of small and medium-sized enterprises in China, the Company has invested and deployed sales personnel to proactively foster, grow and service its customer base, and these initiatives help drive its revenue growth. The management recognizes that paid clicks are relevant information and has regularly disclosed the growth of paid clicks in its 20-F filings. Average price per click is driven by the customers’ budget allocation and the volume of paid clicks. If relevant, the Company may offer from time to time more color on average price per click to the investment community. The Company believes the number of online marketing customers and average revenue per customer are more relevant metrics and thus are disclosed on a quarterly basis. The Company will be mindful of the guidance provided in Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

2.	On page 75 you disclose that you believe an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Please tell us and describe what consideration was given to disclosing factors that could result in downward pressure on average price per click-through.

The Company respectfully advises the Staff that the management considers the number of online marketing customers and average revenue per customer as the primary underlying metrics that drive its business. Holding user traffic and other factors constant, growing the number of online marketing customers can drive increased marketing budget allocation and increased customer bidding activity. Increased bidding activity among the customers drives higher average cost per click. As long as customers obtain positive ROI on the Company’s platform, they should be willing to allocate more online marketing budget.

Historically, the management mainly focused on the number of online marketing customers and average revenue per customer to discuss the risk of downward pressure on the Company’s business. In the “Item 3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” sections, the Company discussed the potential factors that could result in downward pressure of these primary metrics, such as prolonged economic slowdown, competition of other market players, failure to increase the expected return for customers and the relatively short term of contract that allow customers to terminate contracts with the Company without incurring liability. These risk factors discussed in the 2015 20-F provide the investment community with the management’s view on the Company’s most relevant metrics. The Company also respectfully advises the Staff that various reasons may impact average cost per click, such as seasonality, broader pool of keyword options and customer bidding intensity for keywords. A downward movement of average cost per click is not necessarily deemed negative by the management. Factors such as innovative bidding strategies and a broadened pool of keyword options may decrease the average cost per click, while customer spending may remain unchanged or even increase. The Company will be mindful of the guidance provided in Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350 and consider disclosing additional metrics when and if such metrics become indicative of its revenue movement.

3.	We note Annex A provided in response to prior comment 1. Please tell us the percentage change in cost per click for the first and second quarters in 2016. In addition, tell us the percentage change in paid clicks for 2013 and the first and second quarters in 2016.

The Company respectfully advises the Staff that seasonality and holiday events could have a significant impact on paid clicks and the average price per click. Chinese New Year, a major Chinese holiday, takes place during the first three months each year; thus, the quarter-over-quarter percentage change in paid clicks and average price per click may not be indicative of revenue movement, and the percentage change may be distorted due to strong seasonality. Year-over-year comparison of the percentage change in paid clicks may also be affected by the timing of Chinese New Year in the first quarter, and thus may not serve as a meaningful indicator for the investment community.

The Company also respectfully advises the Staff that the percentage change in paid clicks for 2013 was disclosed in the Company’s Form 20-F for the fiscal year ended December 31, 2013: “The number of paid clicks increased by approximately 32.7% from 2012 to 2013.”

Critical Accounting Policies

Impairment of Goodwill, page 95

4.	Your responses to prior comments 2 and 3 indicate that you consider competitors of similar scale and nature of business, together with the reporting unit’s own data in relation to market and revenue growth to determine the fair value of your reporting units. Please explain to us your basis of relying solely on a market approach to determine the fair value of your reporting units. See ASC 820-10-35-24 and 24B.

The Company respectfully advises the Staff that ASC 820-10-35-24 and 24B was considered by the management to determine the valuation approach. In accordance with ASC 820-10-35-24 and 24B, the management mainly considered three approaches, namely, the income approach, the cost approach and the market approach. As the cost approach reflects the amount that would be required to replace the service capacity of an asset, it is more suitable for the valuation of an asset, instead of a business, and the management does not consider this approach appropriate.

The Company further advises the Staff that both the income and market approaches were applied for iQiyi. Under the market approach, the management compared the operating, user and financial metrics with those of public companies providing similar services based on market capitalization and multiples. This approach was further validated by the valuation obtained in recent equity financing transactions. The management also assessed the reasonableness based on the development of the business and the extent to which targets were met, and further cross-checked with the valuation model. The management also applied the income approach in valuing iQiyi and the result does not significantly deviate from that from the market approach. Overall, the inputs of the market approach are deemed to be more objective and observable and the management used the result to perform the first step of the impairment test. The market approach was primarily discussed in the Company’s prior response dated July 29, 2016. The Company will be mindful in future responses to include all relevant approaches used.

As for the valuation of Transaction Services reporting unit, Baidu Takeout Delivery, as one of the services within the Transaction Services unit, completed a round of equity financing in the fourth quarter of 2015 and the valuation was based on that obtained from the completed equity financing transaction. The value for Baidu Takeout Delivery exceeded the overall carrying value of the Transaction Services reporting unit. As of December 31, 2015, the market approach of service other than Baidu Takeout Delivery was also performed by the Company, but only from a prudent standpoint and further substantiated the conclusion that the likelihood of the carrying value of the Transaction Services reporting unit exceeding its fair value is minimal.

The Company will be mindful of the guidance as prescribed in ASC 820-10-35 and continue to assess the applicability of various valuation methods as the Company’s business progresses.

5.	As a related matter, please describe for us the market data obtained for the comparable companies. Tell us whether you use multiples of earnings or revenue in estimating fair value of the reporting units and your basis for its use.

The Company respectfully advises the Staff that market data of comparable companies, such as revenue, monthly unique visitors and monthly time spent, were used in estimating the fair value of the iQiyi reporting unit. “Monthly unique visitors” is defined as the number of unique visitors to a specific website within a given month. No subsequent visits from the same IP address during the same period is added to the count of total unique visitors. “Monthly time spent” is defined as total time spent viewing a specific website within a given month. In accordance with ASC 820-10-35, the management primarily relied on observable inputs from public filings of listed companies. The management also assessed the valuation result by comparing the business model, major expense items, user trend and level of operating losses, to ensure the inputs or the models are reasonable. The management further assessed the valuation by comparing with the equity value as of 2014. It was noted that there was value increase attributed to the robust growth of iQiyi’s subscription revenue, which exceeded operational targets in 2015. Subscription revenue complements iQiyi’s advertising revenue and represents a new business model that is expected to sustain revenue growth going forward.

For the business components under Transaction Services, the management primarily relied on the gross merchandise volume (GMV), transaction volume, daily or monthly active users as benchmark metrics for comparison with similar companies. The management further validated the valuation by comparing operating losses, marketing expenses, and other metrics such as purchase order amounts and the number of merchants on the platform. These comparisons further enabled the management to assess the reasonableness of the result derived by the market approach.

6.	As previously requested in prior comment 3, please tell us the percentage by which fair value exceeds carrying value for your iQiyi reporting unit. Tell us the percentage by which fair value exceeded carrying value at the time of the goodwill reallocation with the reorganization of segments in 2015. Also, tell us the revenues and operating profit (loss) for the first and second quarters in fiscal 2016 for this reporting unit.

The Company is supplementally providing (under a separate cover letter) information responsive to Staff’s request about the percentage by which fair value exceeds carrying value for iQiyi, together with other financial information. The letter and the information itself constitute confidential information of the Company.

7.	Your response to prior comment 3 describes various qualitative factors considered in arriving at the conclusion that it was not more-likely-than-not the fair value of the Transaction Services reporting unit was less than its carrying amount. Please tell us what consideration was given to the continued significant operating losses for the periods presented. In your response, provide us with the revenues and operating profit (loss) for this reporting unit for the first and second quarters in fiscal 2016. Please refer to ASC 350-20-35-3C.

The Company respectfully advises the Staff that transaction service is a new business area and essentially an e-commerce platform for local services. The nature of an e-commerce business is operationally intensive and requires heavy investment during the early stage of developing the business. As indicated by existing e-commerce business platforms, a self-sustained business usually takes an extended period of time to build and develop. Large investments are usually required upfront to set up the infrastructure to service the merchants and attract users to the platform. Additional investments are also necessary to cultivate user behavior and develop market competitive advantage. The Company has been making continuous progress to improve on operating metrics, and will continue to explore ways to develop this new opportunity.

The Company is supplementally providing (under a separate cover letter) information responsive to Staff’s request about revenue and operating loss for this reporting unit. The letter and the information itself constitute confidential information of the Company.

8.	In your response to prior comment 3 you state that you also quantitatively analyzed the likelihood of the carrying value of the Transaction Service reporting unit exceeding its fair value, including looking to market data of comparable companies. Please tell us the estimate of the reasonable range of the valuation Transaction Service reporting unit based on your quantitative analysis as of December 31, 2015. Tell us the percentage by which fair value exceeded the carrying value for your Transaction Service reporting unit when you reallocated goodwill in the 2015 segment reorganization.

The Company is supplementally providing (under a separate cover letter) information responsive to Staff’s request about the reasonable range of the fair value of Transaction Services reporting unit, together with the percentage by which fair value exceeded the carrying value as of June 30, 2015. The letter and the information itself constitute confidential information of the Company.

9.	In addition, you state that related to the financing transaction that took place in the fourth quarter of 2015, you obtained the fair value of Baidu Takeout Delivery. Please tell us the amount of revenues generated by Baidu Takeout Delivery for 2015 and the significance of the fair value estimate obtained relative to the fair value of the Transaction Services reporting unit.

The Company is supplementally providing (under a separate cover letter) information responsive to Staff’s request about revenue generated by Baidu Takeout Delivery for 2015, together with related financial information. The letter and the information itself constitute confidential information of the Company.

10.	You disclosed that for the first step of your goodwill impairment assessment the fair value of the reporting unit is based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. Your responses to prior comments 2 and 3 appear to imply that you only apply a market approach for your step one quantitative analysis for your iQiyi and Transaction Services reporting units. In future filings please ensure that your description of methodologies used is consistent with what you actually use.

The Company respectfully advises the Staff that both the income approach and the market approach were applied for iQiyi as the management performed the first step of good will impairment testing, and the description in the 2015 20-F is consistent with the Company’s practice. Under the market approach, the management arrived at the valuation by comparing the operating, user and financial metrics with those of comparable public companies. The management assessed the reasonableness based on the development of the business and the extent of targets achieved, and further cross-checked with the valuation model. The management also applied the income approach to perform valuation of iQiyi and the result does not significantly deviate from the market approach. Overall, the inputs of market approach are deemed to be more objective and the management used the result to perform the first step of the impairment test. This was primarily discussed in prior responses dated July 29, 2016. The Company will be mindful in its future responses to include all relevant approaches used.

The Company further advises the Staff that a qualitative assessment, rather than a two-step quantitative impairment test, was performed for the Transaction Services reporting unit. Quantitative analysis is performed from a conservative standpoint to substantiate the management’s conclusion reached by the qualitative assessment; however, it does not constitute a two-step quantitative impairment test of goodwill. Therefore, the description in the 2015 20-F of valuation approach under the first step does not cover the Transaction Services reporting unit.

*        *        *

The Company hereby acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 10 5992-8888 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP